Exhibit (a)(1)(v)

From: i_equityteam@verifone.com

Sent: ongoing

To: [Participant]

Subject: Confirmation of Election

Date {current date}

Dear [Participant]

Your VeriFone Stock Option Exchange Program election has been recorded as follows:

Original Grate Date	Expiration Date	Option Number	Exercise Price Per Share	Shares Subject to Eligible Options	Shares Vested	Shares Unvested	Exchange Ratio	Number of Replacement Options	Exchange Entire Eligible Option?
YES No
YES No

If the above is not your intent or you wish to change or withdraw your election, please log back into the Offer to Exchange website to change your election before 9:00 PM US Eastern Time on November 6, 2009. Alternatively, you may submit a new paper Election Form by facsimile to 408.232.7877 or email scan to i_equityteam@verifone.com. If we extend the Offer to Exchange beyond November 6, 2009, you must change your election before the extended expiration date of the Offer to Exchange. To access the Offer to Exchange website, select the following hyperlink: https://verifone.equitybenefits.com/.

Log into the Offer to Exchange website using the log in credentials sent to you in the announcement of the Offer to Exchange sent on October 8, 2009. You may also request your log in credentials by contacting VeriFone’s Equity Team at +1 (408) 232-7877 or by e-mail at i_equityteam@verifone.com.

Should you have any questions, please feel free to contact the VeriFone Equity Team at +1 (408) 232-7877 (US) or e-mail to i_equityteam@verifone.com. You may also obtain a paper Election Form by contacting the Equity Team.